Exhibit 12(b).

Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                         Six Months Ended
                                June 30,                         Year Ended December 31,
In thousands                1997       1996        1996       1995       1994       1993       1992

Computation of Income:
 Income before
  income taxes        $1,006,075    872,440   1,781,509  1,422,814  1,180,601    879,755    645,568
 Capitalized interest          -        (14)        (14)      (112)       (69)       (65)       (24)
 Income before income
  taxes and capitalized
  interest             1,006,075    872,426   1,781,495  1,422,702  1,180,532    879,690    645,544
 Fixed charges         1,345,026  1,324,291   2,685,447  2,503,603  1,640,049  1,485,936  1,651,664
 Total income for
  computation         $2,351,101  2,196,717   4,466,942  3,926,305  2,820,581  2,365,626  2,297,208
 Total income for
  computation excluding
  interest on deposits
  from fixed charges  $1,636,410  1,560,544   3,142,024  2,770,005  1,957,224  1,513,317  1,281,619

Computation of Fixed
 Charges:
 Net rental
  expense (a)         $  102,730     97,868     205,409    166,591    149,462    128,573    123,342
 Portion of rentals
  deemed
  representative
  of interest         $   34,243     32,623      68,470     55,530     49,821     42,858     41,114
 Interest:
  Interest on
   deposits              714,691    636,173   1,324,918  1,156,300    863,357    852,309  1,015,589
  Interest on
   federal funds
   and other
   short-term
   borrowings            215,131    227,329     454,013    515,646    290,211    238,046    277,835
  Interest on
   long-term debt        380,961    428,152     838,032    776,015    436,591    352,658    317,102
  Capitalized
   interest                    -         14          14        112         69         65         24
  Total interest       1,310,783  1,291,668   2,616,977  2,448,073  1,590,228  1,443,078  1,610,550
 Total fixed
  charges             $1,345,026  1,324,291   2,685,447  2,503,603  1,640,049  1,485,936  1,651,664
 Total fixed
  charges excluding
  interest on
  deposits            $  630,335    688,118   1,360,529  1,347,303    776,692    633,627    636,075
 Preferred stock
  dividends                8,881      8,881      17,763     41,220     27,827     31,170     32,219
 Pre-tax earnings
  needed to meet
  preferred stock
  dividend
  requirements            13,678     13,916      27,424     61,349     41,044     44,728     44,367
 Total combined fixed
  charges and preferred
  stock dividends     $1,358,704  1,338,207   2,712,871  2,564,952  1,681,093  1,530,664  1,696,031
 Total combined
  fixed charges
  and preferred stock
  dividends excluding
  interest on
  deposits            $  644,013    702,034   1,387,953  1,408,652    817,736    678,355    680,442

(a) Includes equipment rentals.

                                                                Exhibit 12(b).
                                                                   (continued)


Norwest Corporation and Subsidiaries
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (Unaudited)

                                Six Months Ended
                                       June 30,                    Year Ended December 31,
In thousands                        1997      1996      1996      1995      1994      1993      1992
Ratio of Income to Combined
 Fixed Charges and Preferred
 Stock Dividends:
  Excluding interest on
   deposits                        2.54x      2.22      2.26      1.97      2.39      2.23      1.88
  Including interest on
   deposits                        1.73x      1.64      1.65      1.53      1.68      1.55      1.35

